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                                                                Exhibit (a)(105)

                      DOCUMENT 2: WHO IS WESTERN RESOURCES?

                            Who is Western Resources?

Western Resources is a financially strong, well-managed company with a solid balance sheet and a foundation for growth.

First, the numbers.

Western Resources is nearly a $6 billion company, twice as large as KCPL. Western Resources has paid dividends every year since its founding in 1924 and dividends have been increased every year for the last 20 years. Western Resources is a strong companion for KCPL.

Now, the strength behind the numbers.

Western Resources brings to KCPL a diverse product mix, a vision that has successfully identified opportunities in the marketplace, and a strategically directed international reach. What this means for you is that tendering your KCPL shares will bring your investment into this exciting and growing company.

It also means that your investment continues to earn value through the diversified, strategic business approach Western Resources employs to meet the competitive issues facing the changing energy industry.

As you know, Western Resources sells electricity and natural gas to more than
1.2 million customers in Kansas and Oklahoma. But did you also know that Western Resources, through its Westar Security subsidiary, is one of the fastest growing security services companies in the United States?

Western Resources was one of the first energy companies to understand the value of monitored security services. There are only four streams of technology into any home or business: energy, security, communication, and entertainment. At Western Resources, we believe consumers nationwide understand the logical compatibility between energy and security services, seeking the convenience of one provider for both.

As a result, Westar Security is taking advantage of opportunities to add new customers to the company, new customers who someday will have a choice of energy providers and related energy products and services. It is an aggressive marketing approach that complements our energy business and provides customers choices as their lifestyles continue to demand comfort and convenience.

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Western Resources just recently reached an agreement that puts it in a major position in power development projects in the People's Republic of China, one of the fastest growing electricity markets in the world. Western Resources is working with China Power International Holdings, Ltd. on several power projects with generating capacities totaling more than 2,000 megawatts of low-cost power production.

Finally, there is the vision for success. Western Resources has a record of seeing opportunities, seizing them and making them work for shareowner value. Examples include the successful Kansas Gas and Electric (KGE) merger and the ADT investment. Western Resources can clearly see how a combination with KCPL can provide operational savings and position the combined company in the changing marketplace.

Western Resources' management team has ability, vision and industry respect.

John E. Hayes, Jr., chairman and chief executive officer, has led Western Resources since 1989. Hayes led the company when Western Resources successfully merged with KGE and realized the savings and customer benefits promised.

Hayes is uniquely suited to lead an energy company during this time of change in the marketplace. He was chairman, president and chief executive officer of Southwestern Bell from 1986 to 1989. In that role (and before that as the company's chief financial officer), he led that company through the transition to the competitive environment. Under his leadership, Southwestern Bell led all the other former Regional Bell Operating Companies in operations, service quality, financial strength and operating results.

Hayes' salary at Western Resources is below the industry average in the Midwest. No officers of Western Resources or KCPL have any compensation increases tied to our merger offer.

David Wittig was named president of Western Resources in 1996, after joining the company one year earlier. Wittig, like Hayes, is a Kansas City native.

Wittig had a distinguished career in the financial community, serving the utility industry through Salomon Brothers Inc, a top investment bank. In his position as managing director and co-head of mergers and acquisitions there, Wittig assisted numerous utilities in the execution of their business plans.

Western Resources has successfully completed a merger of a major utility.

It can best be summed up with the four words "Promises Made, Promises Kept."

Western Resources estimated approximately $39.5 million in savings annually when the merger with KGE was announced in 1990. In 1996, the Kansas Corporation Commission staff confirmed that the merger savings were $40 million annually. To put it simply, Western Resources was right on target, and the same team has done the analysis for the KCPL merger.

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Western Resources also promised $32 million in customer rebates, and accomplished that soon after the merger was completed.

We said we would not lay off any employees. We accomplished that. Instead, savings were achieved through attrition, early retirement, transfers and strategic personnel planning. (As an example, Western Resources is holding open some 150 positions in its organization now, ranging from clerks to senior executives in anticipation of the KCPL merger.)

Western Resources has the respect of the experts who follow the utility industry.

Stock analysts overwhelmingly endorsed Western Resources this summer. Here is a sampling of their comments:

"Western Resources has a proven track record of successfully working through utility mergers in the recent past in a way that creates shareholder value and benefits for ratepayers. Because of this, we have a great deal of confidence that the management can accomplish similar success in a merger with KCPL."

     Barry Abramson
     Utility Analyst
     Prudential Securities
     September 24, 1996

"We regard Western Resources' management among the most innovative in the industry, a characteristic that will become increasingly important as the industry becomes more competitive."

     Edward Tirello
     Utility Analyst
     NatWest Securities
     September 24, 1996

Western Resources is a model corporate citizen.

Western Resources understands the balance between managing a profitable company for its shareowners and fulfilling its responsibility to the communities it serves.

Through the Western Resources Foundation, we make contributions to programs benefiting children, the elderly and the environment throughout our service area, including Kansas City.

Western Resources employees volunteer in their communities. We take an active role in United Way programs, the March of Dimes, local Chamber activities and other worthwhile causes.

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Other programs directly impact our customers and our business. For example,
Project DESERVE helps us provide emergency energy-related bill payment assistance to elderly and disabled persons.

Our business vision is illustrated through our environmental commitment. Since 1992, Western Resources has received 12 major awards for its environmental programs. Western Resources is an industry leader in technologies to make power plants "cleaner." We have programs to teach our customers how to use energy wisely. We have an employee-directed "Green Team" that recommends policies and projects to improve our facilities and the environment in the areas we serve.

Economic development within the Western Resources' service territory remains vital and strong. Western Resources has a respected reputation in working with the communities it serves to create new jobs.

Western Resources has a proud history and a successful present day operation.

Western Resources is a Kansas-based, diversified energy company that began operating in Topeka as The Kansas Power and Light Company more than 70 years ago. During that time, KPL grew into the company it is today through more than 300 mergers and acquisitions of predecessor companies - the most recent of which was KPL's merger with Kansas Gas and Electric in 1992, resulting in the formation of Western Resources.

Western Resources' regulated utilities, KPL and KGE, provide electricity and natural gas service to more than 1.2 million customers in Kansas and northeastern Oklahoma. The companies provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers.

Through its other companies, Westar Energy, Westar Security, Westar Capital, The Wing Group and the Mid Continent Market Center, energy-related products and services are developed and marketed in the continental U.S. and internationally.

With headquarters only 65 miles apart, Western Resources shares the same culture and work ethic as KCPL, a fact that has helped both companies prosper.

Together, Western Resources and KCPL also are joint owners (47 percent each) in the Wolf Creek Generating Station, one of the nation's top performing nuclear generating facilities. Wolf Creek's solid safety record, outstanding low-cost production capabilities, and high industry rankings make this asset for both companies a sound venture.

Currently, Wolf Creek comprises 38 percent of total assets and 60 percent of total capitalization for KCPL. For Western Resources, Wolf Creek represents 20 percent of total assets and 34 percent of capitalization. After the two companies combine, the aggregate interest for the merged company will be within industry standards.

Western Resources has an exciting vision for the future.

The energy industry is changing, and only those companies with a clear vision of how to succeed in the competitive marketplace will prosper. Western Resources is one of those visionary companies.
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First, we provide dependable high quality electricity and natural gas at fair prices to our utility customers.

We will, through this merger with KCPL, create a strong regional presence as a total-energy provider, with the size necessary to create economies of scale.

Nationally, we are competing with our Westar brand name. We are increasing our customer base, building our product and service portfolio, and providing innovative energy solutions for customers while providing superior, sustained value for shareowners.

We will compete internationally in the unregulated businesses. For example, our subsidiary, The Wing Group, develops power projects, as opposed to buying utilities, all over the world. This gives us access to deregulated international markets.

In summary, Western Resources' vision is to be the leading provider of energy and energy-related services in America, while providing superior, sustained shareowner value.

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